CONSENT OF SHAUN CRISP

The undersigned hereby consents to the references to, and the information derived from, the report titled “Independent Technical Report on the Otjikoto Gold Project” dated March 31, 2010, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2014, which is also being incorporated by reference into the registration statement on Form S-8 (No. 333-192555) of B2Gold Corp.

/s/ Shaun Crisp
Shaun Crisp
March 31, 2014